UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s second quarter of 2023 financial and operating report

July 11th, 2023 / 2Q23

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2023.

•	We added 2.2 million wireless subscribers in the second quarter including 1.5 million postpaids. Brazil contributed 632 thousand, Austria 267 thousand and Colombia 171 thousand.

•	Prepaid net subscriber additions stood at 787 thousand, with Brazil and Mexico adding almost 200 thousand each and Colombia 185 thousand.

•	On the fixed-line segment we obtained 331 thousand broadband accesses including 140 thousand in Mexico, 78 thousand in Argentina and 45 thousand in Brazil.

•

Second quarter revenue was down 4.6% year-on-year to 203 billion pesos in Mexican peso terms, but correcting for foreign exchange effects, service revenue increased 5.0%, expanding 6.7% in mobile services and 2.3% on fixed-line ones. Mexico, Brazil and Austria saw continued progress on their fixed-line revenue growth.

•

EBITDA was down 3.8% in Mexican peso terms to 78.7 billion pesos in the quarter, resulting in a 38.9% EBITDA margin. At constant exchange rates it expanded 5.6% in the period on greater operating leverage.

•

Operating profit of 40.3 billion pesos was down 2.8% year-on-year whereas our net profit nearly doubled from the year-earlier quarter to 25.9 billion pesos, mostly on account of greater foreign exchange gains.

•

In the first six months of the year capital expenditures totaled 64.4 billlion pesos and distributions to shareholders 5.0 billion pesos, including share buybacks in the amount of 3.1 billion pesos and dividends of 2.0 billion.

•

In cash flow terms we reduced our net debt by 3.8 billion pesos in the period. Our net debt excluding leases totaled 358 billion pesos at the end of June, having come down by 23.9 billion pesos from the end-of-December figure on the back of the appreciation of the Mexican peso vis-à-vis other currencies, particularly the U.S. dollar. It was equivalent to 1.43 times LTM EBITDA.

América Móvil Fundamentals

	2Q23	2Q22

Earnings per Share (Mex$) (1)	0.41	0.21

Earning per ADR (US$) (2)	0.46	0.21

EBITDA per Share (Mex$) (3)	1.25	1.28

EBITDA per ADR (US$)	1.41	1.27

Net Income (millions of Mex$)	25,875	13,683

Average Shares Outstanding (billion)	63.2	64.0

Shares Outstanding End of Period (billion)	63.2	63.9

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of June 2023

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

Argentina	Claro	wireless/wireline	100.0%

Brazil	Claro	wireless/wireline	99.6%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

Netherlands	KPN	wireless/wireline	16.1%

Austria	A1	wireless/wireline	51.0%

Note

Upon its sale in July 2022 Claro Panama became a discontinued operation. Claro Chile did so as well upon the establishment of the joint venture with Liberty Latin America in October 2022. The financial statements presented in this report account for those operations as discontinued operations.

The reported figures for Argentina corresponding to the second quarter of 2023 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Ordinary dividend of MXP$0.46 per share

In April our shareholders approved a buyback program fund in the amount of MXP 20 billion and the payment of an ordinary dividend of MXP$0.46 per share to be paid out in July and in November. They also agreed on the cancelation of treasury shares acquired as part of our buyback program, and to amend article sixth of its bylaws reducing the capital stock in proportion to the cancelled shares.

One billion-euro financing for Euro Tele Sites

On June 9th we closed a 500 million-euro, five-year bullet loan for the new Euro Tele Sites, a tower company to be spun-off from Telekom Austria. The loan was provided by a group of six international banks. A few weeks later, on July 6th, the same entity launched a 5.25%, 500 million-euro five-year bond. Euro Tele Sites will thus be fully funded at the time of the spin-off.

América Móvil’s Global Peso Notes program

On June 26th we launched the inaugural issue of our new Global Peso Notes program, under which we expect to issue an amount of up to 130 billion pesos over five years. In our inaugural offering, registered both with the SEC in the U.S. and with the CNBV in Mexico, we placed a long seven-year, 17 billion-peso, 9.5% sustainable bond—approximately one billion U.S. dollars equivalent—maturing in January 2031. Nearly half of the bonds were distributed amongst international investors.

Access Lines

2.2M wireless net adds, 1.5M were postpaid clients

We added 2.2 million wireless subscribers in the second quarter of which 1.5 million were postpaid clients. Brazil contributed 632 thousand new contract clients, while 267 thousand came from Austria and 171 thousand from Colombia. On our prepaid platform we had net additions of 787 thousand clients in the period, with Brazil and Mexico gaining almost 200 thousand each and Colombia 185 thousand.

331k new broadband accesses

On the fixed-line segment we obtained 331 thousand broadband accesses including 140 thousand in Mexico, 78 thousand in Argentina and 45 thousand in Brazil. Voice lines and PayTV units fell by 253 thousand and 47 thousand, respectively, in the quarter.

Postpaid base +3.7% YoY and fixed-broadband accesses +3.0% YoY

Our subscriber base comprised 303 million wireless subscribers at the end of June, of which 117 million were postpaid clients. In addition, we had 73 million fixed-line RGUs, including 31 million broadband accesses, 13 million Pay TV clients and 29 million land-lines. Our postpaid base increased 3.7% year-on-year, with prepaid expanding 0.7%, fixed-broadband 3.0% and PayTV practically flat.

Wireless subscribers as of June 2023
Total(1) (Thousands)
Country	Jun ’23	Mar ’23	Var.%	Jun ’22	Var.%
Argentina, Paraguay and Uruguay	27,462	27,178	1.0%	26,638	3.1%
Austria	9,511	9,250	2.8%	8,306	14.5%
Brazil	83,671	82,844	1.0%	85,735	-2.4%
Central America	16,834	16,845	-0.1%	16,189	4.0%
Caribbean	7,469	7,410	0.8%	7,222	3.4%
Colombia	38,424	38,068	0.9%	36,322	5.8%
Eastern Europe	14,975	14,867	0.7%	14,969	0.0%
Ecuador	9,290	9,163	1.4%	8,802	5.5%
Mexico	83,243	82,982	0.3%	81,364	2.3%
Peru	12,323	12,347	-0.2%	12,202	1.0%
Total Wireless Lines	303,202	300,952	0.7%	297,749	1.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of June 2023
Total(1) (Thousands)
Country	Jun ’23	Mar ’23	Var.%	Jun ’22	Var.%
Argentina, Paraguay and Uruguay	3,250	3,055	6.4%	2,417	34.4%
Austria	2,892	2,917	-0.9%	2,995	-3.4%
Brazil(2)	23,452	23,889	-1.8%	24,699	-5.0%
Central America	4,763	4,700	1.3%	4,514	5.5%
Caribbean	2,750	2,734	0.6%	2,673	2.9%
Colombia	9,334	9,263	0.8%	9,075	2.9%
Eastern Europe	3,357	3,304	1.6%	3,140	6.9%
Ecuador	615	623	-1.4%	582	5.6%
Mexico	21,074	20,944	0.6%	21,256	-0.9%
Peru	1,957	1,985	-1.4%	1,962	-0.2%
Total RGUs	73,444	73,413	0.0%	73,311	0.2%

(1) Fixed Line, Broadband and Television (Cable & DTH).

(2) The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

América Móvil Consolidated Results

During the second quarter U.S. dollar interest rates remained as volatile as they had been in the first quarter. With inflationary pressures stronger than anticipated earlier in the year, the reductions of interest rates by the Fed originally expected to take place in the latter part of 2023 appeared increasingly improbable, giving rise to an upward trend in medium and long-term rates throughout the latter half of the quarter that has continued in July.

Second quarter revenue was down 4.6% year-on-year to 203 billion pesos in Mexican peso terms, with service revenue falling 4.2%. As in the prior quarter, this reflected the appreciation of the Mexican peso vs. our other operating currencies in the period. Correcting for foreign exchange effects, service revenue increased 5.0%, a slightly slower pace than that observed the prior quarter.

Service revenue growth continued to advance on the fixed-line platform, moving up to 2.3% at constant exchange rates from 1.8% the prior quarter. On the mobile platform it slowed down to 6.7% from 9.3% the prior quarter.

The improvement of fixed-line service revenue growth was observed in three of our four principal markets: Mexico, Brazil and Austria. In Mexico it was driven by both corporate networks services and fixed-broadband services; in Brazil and Austria by the latter. Importantly, the downward trend of PayTV revenue appears to be coming to an end: in the quarter they were down 1.3%, the lowest decline in several quarters.

The deceleration of mobile service revenue growth stems principally from the normalization of mobile revenue in Brazil exactly a year after the integration of revenue from former Oi mobile clients acquired by Claro. The uplift in terms of revenue growth provided by former Oi clients has come down to 0.8% from 6.4% a year ago. In addition to the above, we also had somewhat slower growth in Mexico and Colombia.

EBITDA was down 3.8% in Mexican peso terms to 78.7 billion pesos in the quarter, representing a 38.9% EBITDA margin. At constant exchange rates it expanded 5.6% in the period, reflecting the greater operating leverage of the company. The reduction in inflation rates we have seen in most countries, as well as the appreciation of most Latam currencies and the euro vis-à-vis U.S. dollar, have recently contributed to this through their impact on costs.

We turned an operating profit of 40.3 billion pesos in the quarter, down 2.8% year-on-year, which helped bring about a 25.9 billion pesos net profit in the quarter, almost doubling that of the year-earlier quarter mostly on account of foreign exchange gains increasing from 4.4 billion pesos in the year-earlier quarter to 14.0 billion pesos. Our net profit was equivalent to 41 peso cents per share or 46 dollar cents per ADR.

In the first six months of the year capital expenditures totaled 64.4 billlion pesos and distributions to shareholders 5.0 billion pesos, including share buybacks in the amount of 3.1 billion pesos and dividends of 2.0 billion. These were partly funded by 2.4 billion pesos in dividends received from KPN and Verizon.

Our net debt excluding leases totaled 358 billion pesos at the end of June—equivalent to 1.43 times LTM EBITDA—having come down by 23.9 billion pesos from the end-of-December figure on the back of the appreciation of the Mexican peso vis-à-vis other currencies, particularly the U.S. dollar. In cash flow terms we reduced our net debt by 3.8 billion pesos in the period.

América Móvil’s Income Statement Proform(1) Millions of Mexican pesos
	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Service Revenue	169,206	176,569	-4.2%	338,259	349,418	-3.2%
Equipment Revenue	31,103	33,614	-7.5%	62,336	64,198	-2.9%
Total Revenue(2)	202,532	212,254	-4.6%	411,458	417,747	-1.5%
Cost of Service	51,330	53,673	-4.4%	103,155	107,760	-4.3%
Cost of Equipment	27,269	29,079	-6.2%	54,916	55,441	-0.9%
Selling, General & Administrative Expenses	43,896	46,435	-5.5%	87,853	90,651	-3.1%
Others	1,337	1,292	3.5%	4,127	1,994	106.9%
Total Costs and Expenses	123,833	130,479	-5.1%	250,050	255,846	-2.3%

EBITDA(3)	78,699	81,775	-3.8%	161,407	161,901	-0.3%
% of Total Revenue	38.9%	38.5%		39.2%	38.8%

Depreciation & Amortization	38,391	40,319	-4.8%	76,975	80,230	-4.1%
EBIT	40,308	41,456	-2.8%	84,433	81,671	3.4%
% of Total Revenue	19.9%	19.5%		20.5%	19.6%

Net Interest Expenses	8,117	9,803	-17.2%	16,839	18,661	-9.8%
Other Financial Expenses	8,034	12,228	-34.3%	12,639	18,466	-31.6%
Foreign Exchange Loss	-14,047	-4,417	-218.0%	-27,749	-26,877	-3.2%
Comprehensive Financing Cost (Income)	2,104	17,614	-88.1%	1,730	10,250	-83.1%
Income & Deferred Taxes	10,085	8,519	18.4%	22,762	24,129	-5.7%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	28,119	15,323	83.5%	59,941	47,291	26.7%
Equity Participation in Results of Affiliates	-1,030	11	n.m.	-1,613	-4	n.m.
Minority Interest	-1,215	-1,399	13.1%	-2,308	-2,571	10.2%
Net Income from Continued Operations	25,875	13,936	85.7%	56,020	44,716	25.3%
Net Income from Discontinued Operations	0	-252	100.0%	0	-235	100.0%
Net Income	25,875	13,683	89.1%	56,020	44,481	25.9%

(1) Adjusted to reflect the sale of Panama and the deconsolidation of Claro Chile on account of the new joint venture.

(2) Total Revenue include Other Revenue.

(3) EBITDA figures reflect the sale of towers in Peru and the Dominican Republic. Adjusting for these extraordinary items, the EBITDA for the January-June period decreased -3.1%.

n.m. Not meaningful.

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos
	Jun ‘23	Dec ‘22	Var.%		Jun ‘23	Dec ‘22	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	120,238	122,129	-1.5%	Short Term Debt(2)	170,960	102,024	67.6%
Accounts Receivable	205,124	202,027	1.5%	Lease-Related Debt	28,553	32,902	-13.2%
Other Current Assets	20,871	12,853	62.4%	Accounts Payable	141,812	165,342	-14.2%
Inventories	21,895	23,995	-8.8%	Other Current Liabilities	217,146	188,608	15.1%
	368,128	361,004	2.0%		558,471	488,877	14.2%

Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,238,017	1,317,191	-6.0%	Long Term Debt	318,350	408,565	-22.1%
-Depreciation	616,873	659,965	-6.5%	Lease-Related Debt	99,715	101,247	-1.5%
Plant & Equipment, net	621,144	657,226	-5.5%	Other Liabilities	180,275	181,581	-0.7%
Rights of Use	117,147	121,874	-3.9%		598,341	691,393	-13.5%
Investments in Affiliates and Other Investments	34,438	30,957	11.2%

Deferred Assets
Goodwill (Net)	137,183	141,121	-2.8%
Intangible Assets	119,615	128,893	-7.2%	Shareholder’s Equity	416,277	437,829	-4.9%
Deferred Assets	175,433	177,024	-0.9%

Total Assets	1,573,088	1,618,099	-2.8%	Total Liabilities and Equity	1,573,088	1,618,099	-2.8%

(1) The spin-off of Sitios Latinoamérica gave rise to 37.0 billion pesos in new lease-related debt and a similar amount in rights of use of tower assets.

(2) Includes current portion of Long Term Debt.

Mexico

262k wireless adds and 140k new broadband accesses

We gained 262 thousand wireless subscribers in Mexico in the second quarter, most of them prepaid clients, 199 thousand, ending June with 83.2 million subscribers. As for the fixed-line segment, we added 130 thousand RGUs, of which 140 thousand were broadband accesses, marking the best performance—together with the one seen the prior quarter—in six years. At the end of June we had 21.1 million access lines, including 10.3 million broadband accesses.

Fixed-line service revenue +5.6% YoY

Our revenue increased 3.6% year-on-year to 79.6 billion pesos as service revenue rose 6.1%. Mobile service revenue slowed down to 6.4% with both prepaid and postpaid revenue expanding at similar rates. On the fixed-line platform service revenue growth continued to improve, accelerating to 5.6%—its best performance in years, helped along by broadband services and corporate networks, up 7.5% and 13.6%, respectively.

EBITDA +5.1% YoY with the EBITDA margin at 40.9%

EBITDA totaled 32.6 billion pesos, a 5.1% increase from the year-earlier quarter, with the margin increasing slightly to 40.9% from 40.3% a year before.

INCOME STATEMENT - Mexico Millions of MxP
	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Total Revenue(1)	79,617	76,844	3.6%	158,066	149,203	5.9%
Total Service Revenue	62,084	58,490	6.1%	123,239	115,758	6.5%
Total Equipment Revenue	15,911	16,934	-6.0%	31,653	30,740	3.0%
Wireless Revenue	58,366	56,835	2.7%	115,967	109,357	6.0%
Service Revenue	42,550	39,990	6.4%	84,513	78,823	7.2%
Equipment Revenue	15,816	16,845	-6.1%	31,454	30,534	3.0%
Fixed Line Revenue	19,629	18,589	5.6%	38,925	37,141	4.8%
Service Revenue	19,534	18,500	5.6%	38,727	36,935	4.9%
Equipment Revenue	95	89	7.2%	199	206	-3.7%
EBITDA	32,563	30,978	5.1%	64,662	61,283	5.5%
% total revenue	40.9%	40.3%		40.9%	41.1%
EBIT	24,028	22,986	4.5%	47,732	45,378	5.2%
% total revenue	30.2%	29.9%		30.2%	30.4%

(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Mexico Operating Data
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)	83,243	81,364	2.3%
Postpaid	14,797	14,541	1.8%
Prepaid	68,447	66,824	2.4%
ARPU (MxP)	172	166	3.7%
Churn (%)	3.1%	3.3%	(0.2)
Revenue Generating Units (RGUs)(1)	21,074	21,256	-0.9%
Fixed Lines	10,770	11,135	-3.3%
Broadband	10,304	10,120	1.8%

(1) Fixed Line and Broadband.

Brazil

632k postpaid net adds and 45k new broadband accesses

In the second quarter we obtained 827 thousand new wireless subscribers—of which 632 thousand were postpaid—to finish the quarter with 83.7 million subscribers. On the fixed-line platform we added 45 thousand broadband accesses while we continued to disconnect PayTV units, 156 thousand. We had 23.5 million RGUs at the end of June.

Service revenue +6.1% YoY

Our second quarter revenue reached 11.3 billion reais and was 7.6% higher than that of the year-earlier quarter, with service revenue expanding 6.1%, down from 9.8% the prior quarter, as mobile revenue growth stabilized following the acquisition of Oi mobile clients a year before. Mobile revenue growth stood at 12.6% in the second quarter, with the revenue uplift attributable to Oi being 0.8%, down from 6.4% in the year-earlier quarter.

Fixed-line service revenue -0.8% YoY

Fixed-line service revenue was nearly flat, -0.8%, its best performance in six years, buoyed by broadband service revenue that expanded 7.5%, also its best showing in several quarters. The long-standing PayTV revenue decline has been tapering off, to -5.1% in the second quarter as compared to -11.2% a year before, which also supported the improved fixed-line revenue-growth figures. The latter reflects progress on both subscriber additions and pricing. Partly offsetting this, corporate networks revenue fell 1.1% in the period.

EBITDA +9.0% YoY

Second quarter EBITDA, 4.6 billion reais, rose 9.0% from a year before as the EBITDA margin reached 41.1% of revenues.

5G coverage in 107 cities

We finished the quarter with 107 cities with 5G coverage, 30 more than in March and continued to lead the market in subscriber growth in the segment. We launched fiber-to-the-home services in 29 new cities during the period to reach 423 cities where we offer ultra-high speed broadband and last generation solutions.

INCOME STATEMENT - Brazil Millions of BrL

	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Total Revenue(1)	11,306	10,509	7.6%	22,441	20,540	9.3%
Total Service Revenue	10,802	10,179	6.1%	21,456	19,884	7.9%
Wireless Revenue	6,396	5,560	15.0%	12,607	10,596	19.0%
Service Revenue	5,913	5,253	12.6%	11,662	9,983	16.8%
Equipment Revenue	483	307	57.2%	944	613	54.0%
Fixed Line Revenue	4,889	4,926	-0.8%	9,794	9,901	-1.1%
EBITDA	4,646	4,261	9.0%	9,216	8,280	11.3%
% total revenue	41.1%	40.5%		41.1%	40.3%
EBIT	1,573	1,473	6.7%	3,100	2,807	10.4%
% total revenue	13.9%	14.0%		13.8%	13.7%

(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Brazil Operating Data
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)	83,671	85,735	-2.4%
Postpaid	48,530	47,979	1.1%
Prepaid	35,141	37,756	-6.9%
ARPU (BrL)	24	22	6.5%
Churn (%)	2.5%	3.0%	(0.5)
Revenue Generating Units (RGUs)(1)	23,452	24,699	-5.0%

 (1) Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

Colombia

356k wireless net adds

We added 356 thousand mobile subscribers—almost half of them postpaid clients—to finish June with 38.4 million wireless subscribers. We also gained 71 thousand fixed-line RGUs including 25 thousand PayTV units and ten thousand broadband accesses, to end the quarter with 9.3 million RGUs, 2.9% more than a year before.

Service revenue +1.2% YoY

Revenue for the second quarter was up 2.8% over the year to reach 3.8 trillion Colombian pesos, with service revenue increasing 1.2% and equipment revenues expanding 6.9%. Mobile service revenue rose 0.6% in the face of weak consumer trends and strong competition. A 3.5% revenue increase from contract clients allowed us to fully offset a 5.3% revenue drop in the prepaid segment resulting from aggressive commercial promotions.

Fixed-line service revenue +2.2% YoY led by corporate networks

On the fixed-line platform service revenue increased 2.2% over the year led by corporate networks services, up 19.6% year-on-year. We continued to face pressure in the broadband segment.

EBITDA +1.3% YoY

EBITDA for the period, 1.6 trillion Colombian pesos, was 1.3% higher than a year before as the EBITDA margin declined marginally to 41.4% of revenue. The EBITDA expansion is a testament to strong discipline in the face of major inflationary pressures affecting the cost base.

INCOME STATEMENT - Colombia Billions of COP
	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Total Revenue(1)	3,792	3,687	2.8%	7,531	7,425	1.4%
Total Service Revenue	2,870	2,836	1.2%	5,786	5,666	2.1%
Wireless Revenue	2,564	2,497	2.7%	5,063	5,039	0.5%
Service Revenue	1,709	1,699	0.6%	3,434	3,387	1.4%
Equipment Revenue	856	797	7.3%	1,629	1,653	-1.4%
Fixed Line Revenue	1,185	1,162	2.0%	2,397	2,332	2.8%
EBITDA	1,569	1,549	1.3%	3,115	3,155	-1.3%
% total revenue	41.4%	42.0%		41.4%	42.5%
EBIT	800	895	-10.6%	1,597	1,865	-14.4%
% total revenue	21.1%	24.3%		21.2%	25.1%
(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Colombia Operating Data
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)(1)	38,424	36,322	5.8%
Postpaid	10,030	9,320	7.6%
Prepaid	28,394	27,002	5.2%
ARPU (COP)	14,973	15,850	-5.5%
Churn (%)	3.4%	3.5%	(0.1)
Revenue Generating Units (RGUs)(2)	9,334	9,075	2.9%

(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2) Fixed Line, Broadband and Television.

Peru

78k postpaid net adds

We registered postpaid net additions of 78 thousand in the quarter but disconnected 102 thousand prepaids for a total of 24 thousand net disconnections, ending June with 12.3 million subscribers. On the fixed-line platform we lost 28 thousand RGUs, almost all land-lines, to end the quarter just shy of two million fixed-line RGUs.

Service revenue +4.7% YoY with mobile service revenue +5.5% YoY

Although revenue for the quarter, 1.6 billion soles, was slightly lower than that of a year before because of a drop in equipment revenue, service revenue rose 4.7%. Mobile services increased 5.5% annually as postpaid revenue climbed 6.9% on the back of subscriber gains. Prepaid revenue rose marginally, 0.6%, after several consecutive quarters of declines.

Fixed-line service revenue +2.3% YoY

Fixed-line service revenue grew 2.3% with revenue from corporate networks accelerating its pace to 10.6% on the back of cloud and data centers; broadband revenue was up 4.3%. We continued to make inroads in the corporate segment and secured some relevant IT projects in the quarter.

EBITDA +9.6% YoY supported by higher equipment margins

EBITDA for the period, 564 million soles, was 9.6% higher than that of a year before supported by higher equipment margins and a reduction in bad debt. The EBITDA margin stood at 35.6% of revenue having climbed 3.4 percentage points over the twelve-month period.

INCOME STATEMENT - Peru Millons of Soles

	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%

Total Revenue(1)	1,584	1,599	-0.9%	3,999	3,195	25.1%

Total Service Revenue	1,210	1,156	4.7%	2,410	2,294	5.0%

Wireless Revenue	1,280	1,299	-1.5%	2,572	2,601	-1.1%

Service Revenue	911	864	5.5%	1,815	1,714	5.9%

Equipment Revenue	369	435	-15.3%	757	887	-14.7%

Fixed Line Revenue	299	292	2.3%	595	580	2.6%

EBITDA(2)	564	514	9.6%	1,750	1,026	70.5%

% total revenue	35.6%	32.2%		43.8%	32.1%

EBIT	246	219	12.4%	1,094	432	153.2%

% total revenue	15.5%	13.7%		27.4%	13.5%

(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

(2) EBITDA figures reflect the sale of towers. Adjusting for these extraordinary items, the EBITDA for the January-June period increased 11.3%.

Peru Operating Data
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)	12,323	12,202	1.0%
Postpaid	5,842	5,366	8.9%
Prepaid	6,480	6,836	-5.2%
ARPU (Sol)	25	24	3.8%
Churn (%)	4.5%	4.3%	0.2
Revenue Generating Units (RGUs)(1)	1,957	1,962	-0.2%
(1) Fixed Line, Broadband and Television.

Ecuador

128k wireless net adds

Net subscriber gains came in at 128 thousand—22 thousand were postpaids—bringing the mobile base up to 9.3 million. Fixed-line RGUs declined by eight thousand in the period, most of them voice lines, to 615 thousand.

Mobile service revenue +1.6% YoY on the back of postpaid

Second quarter revenue totaled 261 million dollars, 1.9% more than in year-earlier quarter. Service revenue increased 1.4% compared to 3.1% in the prior quarter. The figures reflect the impact from severe rain and floods during the period in parts of the country and certain mobility restrictions in the main cities that resulted from government measures aimed at reducing insecurity. Mobile service revenue grew 1.6% with proceeds from postpaids rising 4.2% on the back of strong subscriber gains. Fixed-line service revenue fell 0.4% in the period.

EBITDA +8.6% YoY

Strong cost controls helped EBITDA growth accelerate to 8.6% from 6.6% in the prior quarter, resulting in 127 million dollars and an EBITDA margin of 48.6%, three percentage points higher than that of a year before.

INCOME STATEMENT - Ecuador Millions of Dollars
	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Total Revenue(1)	261	256	1.9%	520	505	2.8%
Total Service Revenue	228	225	1.4%	455	445	2.2%
Wireless Revenue	234	228	2.4%	466	450	3.5%
Service Revenue	202	198	1.6%	402	392	2.5%
Equipment Revenue	32	30	7.7%	64	58	10.5%
Fixed Line Revenue	27	27	-1.1%	53	55	-2.3%
EBITDA	127	117	8.6%	250	233	7.6%
% total revenue	48.6%	45.6%		48.2%	46.1%
EBIT	71	71	-0.1%	140	141	-0.6%
% total revenue	27.2%	27.7%		26.9%	27.9%
(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Ecuador Operating Data
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)	9,290	8,802	5.5%
Postpaid	2,252	2,135	5.5%
Prepaid	7,039	6,668	5.6%
ARPU (US$)	7	8	-3.3%
Churn (%)	3.0%	3.3%	(0.2)
Revenue Generating Units (RGUs)(1)	615	582	5.6%
(1) Fixed Line, Broadband and Television.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

273k wireless net adds and 193k fixed-line new RGUs

Net additions of 273 thousand subscribers in the quarter—70 thousand of them postpaid clients—allowed us to end June with 24.4 million subscribers. We also booked 193 thousand new fixed-line RGUs, almost half of them broadband accesses. Argentina contributed the largest number of broadband net additions outside our home market in the quarter. At the end of June we had 3.0 million RGUs, 39.3% more than a year before.

Service revenue trends have improved

Second quarter revenue totaled 112 billion Argentinean pesos and was down 6.2% annually in real terms (after inflation). Service revenue trends have improved as we posted a 4.5% decline in real terms that compares to -12.0% in the prior quarter and -15.7% in the fourth quarter of last year.

Fixed-line service revenue +15.2% YoY

Mobile service revenue declined 7.8% with sequential improvements in postpaid revenue growth more than compensating steeper declines in prepaid revenue. Although from a smaller base, fixed-line service revenue expanded 15.2% over the prior year as Claro’s fiber roll-out has greatly enhanced customer experience with the introduction of high speed connectivity in a number of cities and towns.

EBITDA was down 8.3% YoY

EBITDA for the period, 44.6 billion Argentinean pesos, was down 8.3% over the year-earlier quarter. The EBITDA margin came in at 39.8%, down 0.9 percentage points from a year before.

INCOME STATEMENT - Argentina Millions of Constant ARS as of June 2023

	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%

Total Revenue(1)	111,881	119,327	-6.2%	227,181	245,595	-7.5%

Total Service Revenue	90,394	94,703	-4.5%	181,202	198,305	-8.6%

Wireless Revenue	96,350	105,616	-8.8%	196,813	216,866	-9.2%

Service Revenue	74,987	81,326	-7.8%	151,167	170,155	-11.2%

Equipment Revenue	21,363	24,290	-12.1%	45,645	46,711	-2.3%

Fixed Line Revenue	15,407	13,377	15.2%	30,035	28,150	6.7%

EBITDA	44,570	48,586	-8.3%	90,338	99,469	-9.2%

% total revenue	39.8%	40.7%		39.8%	40.5%

EBIT	37,403	39,434	-5.1%	74,990	80,288	-6.6%

% total revenue	33.4%	33.0%		33.0%	32.7%

 (1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Argentina Operating Data

	2Q23	2Q22	Var.%

Wireless Subscribers (thousands)	24,400	23,669	3.1%

Postpaid	9,291	8,998	3.3%

Prepaid	15,109	14,672	3.0%

ARPU (ARS)	972	507	91.6%

Churn (%)	1.3%	1.6%	(0.3)

Revenue Generating Units (RGUs)(1)	2,927	2,101	39.3%

(1) Fixed Line, Broadband and Television.

Central America

49k postpaid net adds and 24k new broadband accesses

Altogether we added 49 thousand postpaid subscribers and registered 60 thousand prepaid disconnections, for a total of 16.8 million subscribers at the end of June. On the fixed-line platform we gained 63 thousand RGUs including 24 thousand of both broadband accesses and PayTV units, to finish quarter with 4.8 million RGUs, 5.5% more than a year before.

Service revenue +7.2% YoY

Combined revenue totaled 618 million dollars in the period, up 5.9% annually. Service revenue growth accelerated to 7.2% in the second quarter from 5.3% in the prior one and 3.6% in the fourth quarter of 2022 reflecting improving trends in both the fixed and mobile platforms.

Mobile service revenue +8.8% YoY

Mobile service revenue rose 8.8% with prepaid growing somewhat faster than postpaid. On the fixed-line platform we posted service revenue growth of 4.4% which shows a very significant improvement from the prior quarters, as PayTV revenue expanded 10.1% and those coming from broadband and corporate networks increased 4.4% and 3.5%, respectively.

EBITDA +2.2% YoY

With revenue growth and operational efficiency more than compensating for subscriber acquisition costs, EBITDA rose 2.2% from the year-earlier quarter, to 258 million dollars. The EBITDA margin for the period stood at 41.9% of revenue.

INCOME STATEMENT(1) - Central America Millions of Dollars

	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Total Revenue(2)	618	583	5.9%	1,221	1,151	6.0%
Total Service Revenue	535	499	7.2%	1,056	994	6.3%
Wireless Revenue	424	396	7.2%	835	774	7.9%
Service Revenue	352	323	8.8%	691	640	8.0%
Equipment Revenue	73	72	0.3%	143	133	7.4%
Fixed Line Revenue	190	183	3.7%	378	368	2.7%
EBITDA	258	253	2.2%	508	506	0.5%
% total revenue	41.9%	43.4%		41.6%	43.9%
EBIT	118	140	-15.2%	239	274	-12.9%
% total revenue	19.2%	23.9%		19.5%	23.8%

(1) The table reflects the sale of Panama.

(2) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Central America Operating Data(1)
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)	16,834	16,189	4.0%
Postpaid	2,488	2,282	9.0%
Prepaid	14,346	13,908	3.2%
ARPU (US$)	7	7	2.6%
Churn(%)	5.8%	5.9%	(0.0)
Revenue Generating Units (RGUs)(2)	4,763	4,514	5.5%
(1) The table reflects the sale of Panama. (2) Fixed Line, Broadband and Television.

Caribbean

47k wireless net adds in the Dominican Republic

Net additions in the mobile segment came in at 47 thousand for the Dominican Republic and 11 thousand for Puerto Rico, whereas on the fixed-line platform the former added just over one thousand RGUs and the latter 15 thousand.

Service revenue +3.1% YoY in the Dominican Republic

Total revenue in the islands came in at 487 million dollars in the second quarter, flat relative to the prior year, with service revenue rising 1.6% in the period. In the Dominican Republic we posted 3.1% service revenue growth as that from mobile increased 3.9% and that from the fixed-line platform 1.9%. Mobile postpaid and fixed-broadband led the expansion, rising 7.4% and 9.8%, respectively. In Puerto Rico service revenue dropped 1.3% with mobile falling 0.6% dragged down by postpaid, and fixed-line revenue declining 2.4% as the growth in broadband and corporate networks revenue failed to compensate for the declines observed in the voice and PayTV segments.

EBITDA +2.5% YoY

EBITDA of 186 million dollars in the quarter was up 2.5% year-on-year and the combined margin was equivalent to 38.1% of revenue. The Dominican Republic posted a 2.1% EBITDA increase in its local currency, while that of Puerto Rico was up 1.8%.

INCOME STATEMENT - Caribbean Millions of Dollars
	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Total Revenue(1)	487	487	0.0%	1,100	960	14.6%
Total Service Revenue	435	428	1.6%	862	844	2.1%
Wireless Revenue	309	312	-0.7%	619	618	0.1%
Service Revenue	258	252	2.3%	513	502	2.3%
Equipment Revenue	52	59	-13.3%	106	116	-9.0%
Fixed Line Revenue	180	178	1.3%	355	346	2.5%
EBITDA(2)	186	181	2.5%	459	360	27.5%
% total revenue	38.1%	37.2%		41.7%	37.5%
EBIT	89	95	-5.5%	268	187	43.4%
% total revenue	18.4%	19.4%		24.3%	19.4%

(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

(2) EBITDA figures reflect the sale of towers. Adjusting for these extraordinary items, the EBITDA for the January-June period increased 3.0%.

Caribbean Operating Data
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)	7,469	7,222	3.4%
Postpaid	2,211	2,157	2.5%
Prepaid	5,258	5,065	3.8%
ARPU (US$)	12	12	-2.0%
Churn (%)	3.1%	3.0%	0.1
Revenue Generating Units (RGUs)(1)	2,750	2,673	2.9%
(1) Fixed Line, Broadband and Television.

Austria

261k wireless net adds

Mobile subscriber gains of 261 thousand allowed us to end the quarter with 9.5 million subscribers. This figure comprises 423 thousand mobile WiFi routers. Fixed-line RGUs came down by 25 thousand, of which 14 thousand were land-lines and seven thousand were broadband accesses, and finished June with 2.9 million RGUs.

Service revenue +2.8% YoY with mobile revenue +4.7% YoY

Revenue rose 3.9% year-on-year to reach 702 million euros in the quarter. Service revenue grew 2.8%, somewhat faster than the 1.1% observed the prior quarter partly on account of price adjustments effected during the period. Mobile service revenue increased 4.7% with postpaid revenue rising 5.4% on the back of higher subscriber gains and continued adoption of mobile WiFi routers. In the fixed-line segment, service revenue was 1.5% higher than a year before as the recovery of PayTV and broadband revenue—up 5.9% and 5.0% respectively— which resulted from price reconfiguration and from speeding up the fiber roll-out more than offset the losses of voice revenue.

EBITDA +4.3% YoY

EBITDA was up 4.3% year-on-year to 270 million euros, following top-line growth. The EBITDA margin stood at 38.4% of revenue, 20 basis points higher than a year before.

INCOME STATEMENT - Austria Millions of Euros
	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Total Revenue(1)	702	676	3.9%	1,379	1,340	2.9%
Total Service Revenue	620	603	2.8%	1,214	1,191	2.0%
Wireless Revenue	318	302	5.2%	632	604	4.7%
Service Revenue	267	255	4.7%	524	504	3.8%
Equipment Revenue	51	47	8.2%	108	99	9.1%
Fixed Line Revenue	372	362	2.8%	723	709	2.0%
EBITDA	270	258	4.3%	501	503	-0.3%
% total revenue	38.4%	38.2%		36.3%	37.5%
Adjusted EBITDA(2)	286	279	2.8%	539	544	-0.9%
% total revenue	40.8%	41.2%		39.1%	40.6%
EBIT	132	123	7.6%	227	229	-1.0%
% total revenue	18.8%	18.2%		16.5%	17.1%
For further detail please visit www.al.group/en/investor-relations (1) Total revenue include other income. (2) Before restructuring charges in Austria and one-off effects.

Austria Operating Data
	2Q23	2Q22	Var.%
Wireless Subscribers (thousands)(1)	9,511	8,306	14.5%
Postpaid	8,443	7,239	16.6%
Prepaid	1,068	1,066	0.2%
ARPU (Euros)	10	11	-8.1%
Churn (%)	0.7%	0.7%	0.1
Revenue Generating Units (RGUs)(2)	2,892	2,995	-3.4%
(1) Includes Al Digital subscribers. (2) Fixed Line, Broadband and Television.

Other European

41k postpaid net adds

Altogether we added 108 thousand mobile subscribers in our Eastern European operations, of which 41 thousand were postpaid. Fixed-line RGUs increased by 53 thousand units in the quarter—almost half were broadband accesses—to reach 3.4 million fixed-line RGUs, up 6.9% year-on-year.

Fixed-line service revenue +17.7% YoY

Revenue for the quarter, 604 million euros, was up 11.0% annually; this was the fastest-growing block amongst our operations. Service revenue growth slowed down to 8.4% from 11.0% the prior quarter as the mobile service revenue growth declined to 5.2% from 9.2%. Revenue on the fixed-line platform jumped 28.3% buoyed by corporate networks revenue that soared 49.9% and that of broadband and PayTV, up 15.0% and 9.0%, respectively.

Bulgaria posted the highest growth both reflecting the acquisition of STEMO in the summer of 2022 which contributed 14 million euros to our revenue base. Belarus, Croatia and Slovenia showed double digit growth of total revenue, in local currency terms.

EBITDA +9.1% YoY

With solid top line growth, EBITDA for the period increased 9.1% to 230 million euros. The margin for the period stood at 38.0% of revenue. We booked double digit growth in Bulgaria, Belarus, Croatia and Serbia in the second quarter.

INCOME STATEMENT - Other European Millions of Euros

	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%

Total Revenue(1)	604	544	11.0%	1,191	1,052	13.2%

Total Service Revenue	468	432	8.4%	917	837	9.6%

Wireless Revenue	444	417	6.5%	884	806	9.7%

Service Revenue	339	322	5.2%	666	621	7.1%

Equipment Revenue	106	95	11.0%	219	185	18.5%

Fixed Line Revenue	148	115	28.3%	281	226	24.3%

EBITDA	230	211	9.1%	448	409	9.4%

% total revenue	38.0%	38.7%		37.6%	38.9%

EBIT	123	110	12.5%	238	211	12.9%

% total revenue	20.4%	20.2%		20.0%	20.0%

  For further detail please visit www.al.group/en/investor-relations

  (1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Other European Operating Data

	2Q23	2Q22	Var.%

Wireless Subscribers (thousands)	14,975	14,969	0.0%

Postpaid	12,236	12,113	1.0%

Prepaid	2,739	2,856	-4.1%

ARPU (Euros)	8	7	7.5%

Churn (%)	1.5%	1.5%	0.0

Revenue Generating Units (RGUs)(1)	3,357	3,140	6.9%

(1) Fixed Line, Broadband and Television.

Exchange Rates Local Currency Units per MxP

	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%

Euro

End of Period	0.0639	0.0477	33.9%	0.0639	0.0477	33.9%

Average	0.0614	0.0468	31.1%	0.0593	0.0451	31.7%

USD

End of Period	0.0586	0.0500	17.1%	0.0586	0.0500	17.1%

Average	0.0564	0.0499	13.1%	0.0549	0.0493	11.4%

Brazilean Real

End of Period	0.2823	0.2621	7.7%	0.2823	0.2621	7.7%

Average	0.2796	0.2453	14.0%	0.2787	0.2503	11.3%

Argentinean Peso

End of Period	15.0363	6.2663	140.0%	15.0363	6.2663	140.0%

Average	13.0796	5.8822	122.4%	11.6434	5.5335	110.4%

Colombian Peso

End of Period	245.5061	206.5315	18.9%	245.5061	206.5315	18.9%

Average	250.0440	195.2361	28.1%	252.4797	192.9216	30.9%

Guatemalan Quetzal

End of Period	0.4596	0.3881	18.4%	0.4596	0.3881	18.4%

Average	0.4411	0.3837	14.9%	0.4295	0.3794	13.2%

Peruvian Sol

End of Period	0.2128	0.1916	11.0%	0.2128	0.1916	11.0%

Average	0.2090	0.1872	11.7%	0.2066	0.1864	10.8%

Dominican Republic Peso

End of Period	3.2562	2.7541	18.2%	3.2562	2.7541	18.2%

Average	3.0981	2.7555	12.4%	3.0445	2.7585	10.4%

Exchange Rates Local Currency Units per USD
	2Q23	2Q22	Var.%	Jan-Jun 23	Jan-Jun 22	Var.%
Euro
End of Period	1.0909	0.9538	14.4%	1.0909	0.9538	14.4%
Average	1.0886	0.9388	16.0%	1.0807	0.9140	18.2%
Mexican Peso
End of Period	17.0720	19.9847	-14.6%	17.0720	19.9847	-14.6%
Average	17.7203	20.0400	-11.6%	18.2124	20.2800	-10.2%
Brazilean Real
End of Period	4.8192	5.2380	-8.0%	4.8192	5.2380	-8.0%
Average	4.9544	4.9166	0.8%	5.0752	5.0756	0.0%
Argentinean Peso
End of Period	256.7000	125.2300	105.0%	256.7000	125.2300	105.0%
Average	231.7741	117.8793	96.6%	212.0552	112.2200	89.0%
Colombian Peso
End of Period	4,191.2800	4,127.4700	1.5%	4,191.2800	4,127.4700	1.5%
Average	4,430.8637	3,912.5390	13.2%	4,598.2633	3,912.4429	17.5%
Guatemalan Quetzal
End of Period	7.8458	7.7561	1.2%	7.8458	7.7561	1.2%
Average	7.8156	7.6893	1.6%	7.8221	7.6939	1.7%
Peruvian Sol
End of Period	3.6330	3.8300	-5.1%	3.6330	3.8300	-5.1%
Average	3.7042	3.7513	-1.3%	3.7620	3.7807	-0.5%
Dominican Republic Peso
End of Period	55.5900	55.0400	1.0%	55.5900	55.0400	1.0%
Average	54.9000	55.2209	-0.6%	55.4476	55.9416	-0.9%

Appendix

Financial Debt of América Móvil(1) Millions

	Jun -23	Dec -22

Peso - denominated debt (MxP)	106,785	97,134

Bonds(2)	66,205	53,554

Banks and others	40,580	43,580

U.S. Dollar - denominated debt (USD)	8,496	8,521

Bonds	8,496	8,496

Banks and others	0	25

Euro - denominated Debt (EUR)	7,709	7,045

Bonds	6,023	6,099

Commercial Paper	767	125

Banks and others	919	821

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	8,050	10,691

Bonds	8,050	9,050

Banks and others	0	1,641

Debt denominated in other currencies (MxP)(3)	17,685	10,220

Bonds	5,381	5,889

Banks and others	12,304	4,331

Total Debt (MxP)	489,310	510,589

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	131,719	129,110

Net Debt (MxP)	357,591	381,479

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Peruvian soles.

(4) Includes fixed income securities.

Summary Cash Flow Millions of Mexican pesos

	Jan-Jun 23	Jan-Jun 22

Funds from Operations	64,896	67,136

Capital Expenditures	64,448	65,578

Free Cash Flow(1)	448	294

Dividends and Share Buybacks	2,596	13,144

Sale of Ownership Interest	(6,369)	19,590

Net Debt Amortizations	3,752	(44,057)

Amortization of Labor Obligations	468	11,617

(1) There are approximately one billion pesos directed to the provisioning to the early retirement plans in Austria that has been substracted from the Free Cash Flow in 2022.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBlTDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Cross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Glossary of Terms

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By :	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer